UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 14 August 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Publication of 2025 Annual Report and Form 20-F

Following the release by Diageo plc (the "Company") on 5 August 2025 of the Company's preliminary results for the year ended 30 June 2025, the following documents have today been issued:

●
       Annual Report for the year ended 30 June 2025
●
       Annual Report for the year ended 30 June 2025 on Form 20-F which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.diageo.com and the Annual Report for the year ended 30 June 2025 has been submitted to the National Storage Mechanism and will shortly be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Notice of Annual General Meeting 2025 and Form of Proxy for the Annual General Meeting will be made available to shareholders on 30 September 2025.

The Company will provide a hard copy of its Annual Report on Form 20-F (including the Company's audited financial statements) to its shareholders free of charge upon request. Requests should be directed to Diageo plc, Company Secretariat, 16 Great Marlborough Street, London, W1F 7HS or to The.Cosec@diageo.com.

James Edmunds
Deputy Company Secretary

14 August 2025

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Enquiries:

Investor relations:
Sonya Ghobrial                                                                                          +44 (0) 7932 784784
Andy Ryan                                                                                                 +44 (0) 7803 854 842
Grace Murphy                                                                                            +44 (0) 7514 726167
                                                                                                                    investor.relations@diageo.com

Media relations: Brendan O'Grady Clare Cavana Isabel Batchelor	+44 (0) 7812 183 750 +44 (0) 7751 742 072 +44 (0) 7731 988 857 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 14 August 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary